Exhibit 99.6

Notice of Availability of Proxy Materials

for Curaleaf Holdings, Inc. Annual General and Special Meeting

Meeting Date and Time: October 4, 2023 at 9:00 am Eastern Time

Location: Virtual Meeting via live webcast at https://web.lumiagm.com/265315617

Please be advised that the proxy materials for the above noted securityholder meeting are available for viewing and downloading online. This document provides an overview of these materials, but you are reminded to access and review the information circular and other proxy materials available online prior to voting. These materials are available at:

https://odysseytrust.com/client/curaleaf-holdings-inc

OR

www.sedar.com

Obtaining Paper Copies of the Proxy Materials

Securityholders may request to receive paper copies of the proxy materials related to the above referenced meeting by mail at no cost. Requests for paper copies must be received by September 20, 2023 in order to receive the paper copy in advance of the meeting. Shareholders may request to receive a paper copy of the Materials for up to one year from the date the Materials were filed on www.sedar.com.

For more information regarding notice-and-access or to obtain a paper copy of the Materials you may contact our transfer agent, Odyssey Trust Company, via www.odysseycontact.com or by phone at 1-888-290-1175 (toll-free within North America) or 1-587-885-0960 (direct from outside North America).

Notice of Meeting

The resolutions to be voted on at the meeting, described in detail in the Management Information Circular (the “Circular”), are as follows:

Number of Directors:

Shareholders will be asked to set the number of directors at ten (10). Information respecting the number of directors may be found in the Circular under “Number of Directors and Election of Directors”.

Election of Directors:

Shareholders will be asked to elect directors for the ensuing year. Information respecting the election of directors may be found in the Circular under “Number of Directors and Election of Directors”.

Appointment of Auditors:

Shareholders will be asked to re-appoint PKF O’Connor Davies, LLP, Chartered Professional Accountants as auditors of Curaleaf Holdings, Inc. (the “Company”) and authorize the board of the directors of the Company to fix the auditors’ remuneration and terms of engagement. Information respecting the appointment of auditors may be found in the Circular under “Appointment of Auditors”.

Amendments to the Company’s Articles:

Shareholders will be asked to consider, and if deemed advisable, to pass, with or without variation, a special resolution to authorize and approve an amendment to the Company’s articles, as amended, in order to: (i) create and authorize the issuance of an unlimited number of a new class of non-voting and non-participating exchangeable shares exchangeable (the “Non-Voting Exchangeable Shares”), and (ii) restate the rights of the Company’s subordinate voting shares to provide for a conversion feature whereby each subordinate voting share may at any time, at the option of the holder, be converted into one Non-Voting Exchangeable Share. Information respecting the amendments to the company’s articles may be found in the Circular under “Amendments to the Company’s Articles”.

Amendments to the Company’s 2018 Stock and Incentive Plan:

Shareholders will be asked to consider and, if deemed advisable, to pass, with or without variation, an ordinary resolution to approve certain amendments to the Company’s 2018 Stock and Incentive Plan, as amended, including all unallocated options, rights or other awards and entitlements issuable thereunder. Information respecting the amendments to the company’s 2018 Stock and Incentive Plan may be found in the Circular under “Amendments to the LTIP”.

Voting

To vote your securities, please refer to the instructions on the enclosed Proxy or Voting Instruction Form. Your Proxy or Voting Instruction Form must be received by October 2, 2023 4:00 pm (Eastern Time).

Non-registered (beneficial) shareholders should follow the instructions on the voting instruction form or other form of proxy provided by their intermediaries with respect to the procedures to be followed for voting.

Only registered shareholders and duly appointed proxyholders will be entitled to vote at the meeting. Shareholders who wish to appoint a proxyholder other than the persons designated by Curaleaf Holdings, Inc. on the form of proxy or identified on the voting instruction form (including a non-registered shareholder who wishes to appoint themselves) to represent them at the meeting must carefully follow the instructions in the Circular and on their form of proxy or voting instruction form. Failure to register the proxyholder with our transfer agent will result in the proxyholder not receiving a control number to vote in the meeting and only being able to attend as a guest. Non-registered shareholders located in the United States must also provide Odyssey Trust Company with a duly completed legal proxy if they wish to vote at the meeting or appoint a third party as their proxyholder.

Stratification

The Company is providing paper copies of its Circular only to those registered shareholders and beneficial shareholders that have previously requested to receive paper materials.

Annual Financial Statements

The Company is providing paper copies or emailing electronic copies of its annual financial statements to registered shareholders and beneficial shareholders that have opted to receive annual financial statements and have indicated a preference for either delivery method.